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Women-led
Project 1411

Commercial Kitchen

1411 West Baltimore St
Baltimore, MD
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THE PITCH
Project 1411 is seeking investment to complete the construction of community kitchen and event space in Southwest Baltimore.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
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INVESTOR PERKS

Project 1411 is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

STARTERS Invest $500 or more to qualify. Unlimited available

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INNOVATOR Invest $10,000 or more to qualify. 3 of 3 remaining

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PRESS
Culinary Incubator and Event Space Planned for West Baltimore Street in Union Square

Siblings Ashley and Kenneth Watson are planning a culinary incubator and event space at 1411 W. Baltimore St. in Union Square/Franklin Square. The Watsons have acquired the vacant three-story, 4,500 s

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THE SPACE

Project 1411 (1411 West Baltimore St.), will be converted into a shared kitchen, with event space and demonstration kitchen. Project 1411 is a 4,532 sq. ft. multi-use location.

Project 1411 will be fully rehabbed. Two companies have committed to occupancy.
Project 1411 allows food entrepreneurs with a small customer base to expand their foodservice operations without adding the stress of maintaining a kitchen.
Community support will assist with filling the gap to complete construction.

Shared Kitchen space equipped with food preparation areas and commercial-grade equipment.

Open floor event space area with a capacity of 200 people.

Communal area for demonstration classes and small kitchen area equipped with technology capability to tape or record food or cooking demonstrations.

Project 1411 plans to open Winter 2021.

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THE TEAM

Ashley Watson

Chief Executive Officer

Ashley Watson, a graduate of Winston Salem State University studied in International Business. In 2005, she was offered an internship with a prominent law enforcement agency located in Washington, DC. Her 15-year career led to a leadership position as Chief Diversity Officer and currently the Director of Diversity Equity and Inclusion of Danfoss Power Solutions. Ashley cultivates equitable opportunities for underrepresented groups by identifying systemic barriers within the hiring and professional development process.

Amid managing a full-time career, Ashley opened Dulce Sweet Bar and Bakery in 2016. Dulce, an e-commerce business of baked goods and decorative cakes. Amid managing a full-time career, in 2016 Ashley opened Dulce Sweet Bar and Bakery, an e-commerce business specializing in baked goods and decorative cakes. As the owner of Dulce Sweet Bar & Bakery, she has increased profits by 5% over the last 4 years.

Kenneth Watson, Jr

Chief Operating Officer

As a graduate of the Columbus School of Law at Catholic University of America, Kenneth Watson, Jr.'s career took a slight turn into the field of food services nine (9) years ago.

As the owner of Esquire Meals, a gourmet, health-conscious food services company based out of Baltimore, Maryland, Kenneth believes food can be a catalyst to health, recovery, and success. Serving over 200 meals daily, he provides nutritious and affordable solutions for varying populations, such as cancer treatment centers, homeless shelters, fitness centers, corporations, and not-for-profit agencies.

OUR MISSION

To transform neglected, historic Baltimore properties into stunning community assets that bring value to individual investors and the larger community.

As a woman and minority-owned firm, Greywood Group, LLP understands the impact an individual can make if they just get the opportunity. Our vision is to acquire and develop distressed properties based on realistic values. We strive to make a positive impact on our community while adding value for our investment partners.

With deep roots in the community and our finger on the pulse of Baltimore City, our team of visionaries sees the big picture.

This mindset allows us to strategically and methodically analyze each investment opportunity to deliver and exceed expectations for our tenants, investors, and business partners.

Our motto is to Build Today for a Better Tomorrow.

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LOCATION

We will be creating a shared kitchen to include an event space that will house two successful food businesses.

This space will be the future home to culinary chefs and innovators ready to share their delicious plates with Southwest (SW) Baltimore patrons and visitors.

The SW area and the market are ripe for an innovative solution for food entrepreneurs and event enthusiasts.

This is the perfect opportunity to be part of this trailblazing effort in the redevelopment of SW Baltimore.

We are in close proximity to several large employers and attractions including the University of MD BioPark, M&T Bank Stadium, Horseshoe Casino, and the University of Maryland Hospital.

The SW area has 10,000+ workers in the area.

We are committed to creating quality jobs for community residents, with the completion of Project 1411.

Residents and Baltimore tourists are looking for variety of local options to eat, drink, and entertain.

We are intricately connected to Baltimore's business district, the Harbor, the stadiums, and major institutions.

We are residents and active participants engaging in the SW community development.

Our drive comes from becoming the change we want to see in the SW community.

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PROJECT 1411 MOOD BOARD

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TEAM EXPERIENCE

Ashley and Kenneth found it difficult to locate affordable commercial kitchens to conduct their business. With the increase of culinary entrepreneurs and self-made caterers in the DC metro area, they too were having difficulty locating a permanent home to scale their business.

This problem turned into an opportunity of building a shared kitchen in SW Baltimore. Thus, the genesis of Greywood Group.
To be the change we wanted to see in SW Baltimore, we have created a community outreach initiative at Greywood Group.
The restoration of our properties will provide entrepreneurs with a dynamic space in which to operate and scale, and adolescents and adults a modern incubator kitchen in which to learn.
To ensure our success in this initiative, we have partnered with Esquire Meals, LLC, a gourmet meal preparation company from Baltimore.
Esquire Meals, LLC operates the Healthy Eats Culinary Program, a nutritional healthy eating program for adolescents and adults to learn nutrition, healthy eating habits, kitchen safety, and cooking techniques.
A committed tenant will be Dulce Sweet Bar and Bakery, where "sweet treats are made with sweet love." Dulce is a locally-owned bakery specializing in vegan and traditional desserts and will use the space for retail purposes and supplier fulfillment.
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DULCE SWEET BAR & BAKERY, LLC
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ESQUIRE MEALS, LLC
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build Out - Framing $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$115,650	$160,995	$177,030	$184,590	$194,650
EXPENSES					
Construction Rehab	$320,846	$0	$0	$0	$0
Architecture & Design	$20,000	$0	$0	$0	$0
Kitchen Equipment	$43,080	$0	$0	$0	$0
Management Fee	$2,000	$2,050	$2,101	$2,153	$2,206
Mechanical Engineer	$5,000	$0	$0	$0	$0
Testing & Inspections	$3,500	$0	$0	$0	$0
Structural Engineer	$5,000	$0	$0	$0	$0
Building Permits	$6,000	$6,150	$6,303	$6,460	$6,621
Water	$600	$615	$630	$645	$661
Marketing	$15,000	$15,375	$15,759	$16,152	$16,555
Construction Admin	$5,000	$5,125	$5,253	$5,384	$5,518
State Tax	$800	$820	$840	$861	$882
Insurance	$3,000	$3,075	$3,151	$3,229	$3,309
Administrative	$2,300	$2,357	$2,415	$2,475	$2,536
Operating Profit	$-316,476	$125,428	$140,578	$147,231	$156,362

This information is provided by Project 1411. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Project 1411_Prospectus.pdf
Investment Round Status
Target Raise $10,000
Maximum Raise $250,000
Amount Invested $0
Investors 0

Investment Round Ends September 17, 2021
Summary of Terms
Legal Business Name Greywood Group, LLP
Investment Structure Revenue Sharing Note
Investment Multiple 1.6×
Business's Revenue Share 1.4%-35%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Project 1411's fundraising. However, Project 1411 may require additional funds from alternate sources at a later date.

No operating history

Project 1411 was established in recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Project 1411 to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Project 1411 operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Project 1411 competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Project 1411's core business or the inability to compete successfully against the with other competitors could negatively affect Project 1411's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Project 1411's management or vote on and/or influence any managerial decisions regarding Project 1411. Furthermore, if the founders or other key personnel of Project 1411 were to leave Project 1411 or become unable to work, Project 1411 (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Project 1411 and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Project 1411 is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Project 1411 might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Project 1411 is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Project 1411

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Project 1411's financial performance or ability to continue to operate. In the event Project 1411 ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Project 1411 nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Project 1411 will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Project 1411 is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Project 1411 will carry some insurance, Project 1411 may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Project 1411 could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Project 1411's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Project 1411's management will coincide: you both want Project 1411 to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Project 1411 to act conservative to make sure they are best equipped to repay the Note obligations, while Project 1411 might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Project 1411 needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Project 1411 or management), which is responsible for monitoring Project 1411's compliance with the law. Project 1411 will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Project 1411 is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Project 1411 fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Project 1411, and the revenue of Project 1411 can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Project 1411 to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Project 1411. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Project 1411 isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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